To: All Media
Date: April 23, 2007

Arrow Financial Corporation Announces Earnings for the First Quarter of 2007

Arrow Financial Corporation (NasdaqGS® – AROW) announced operating results for the quarter ended March 31, 2007. Net income for the quarter ended March 31, 2007 was $4.131 million, representing diluted earnings per share of $.39, or 2.6% above the diluted per share amount of $.38 earned in the first quarter of 2006, when net income was $4.059 million.

Thomas L. Hoy, Chairman, President and CEO stated, "In this challenging interest rate environment, operating results and earnings per share improved over the first quarter of 2006. Our net interest margin for the first quarter of 2007 was 3.32%, as compared to 3.24% for the fourth quarter of 2006 and 3.39% for the first quarter of 2006. Regardless of the pressures from the interest rate environment, we have not deviated from our banking strategy and the disciplined course we believe best serves our shareholders, over the long-term.

Many of our operating ratios compare favorably to our peer group, consisting of all U.S. banks having $1.0 to $3.0 billion in assets as identified in the Federal Reserve Bank's December 31, 2006 'Bank Holding Company Performance Report.' Most notably, our return on average equity for the quarter ended March 31, 2007 was 14.13%. This was an increase from 14.02% for the first quarter of 2006 and above the peer group ratio for the year ended December 31, 2006 of 12.62%. Over the same period, we continued to maintain a higher total risk-based capital ratio than our peer group. Arrow's return on tangible shareholders' equity was 16.49% for the first quarter of 2007, compared to 16.44% for the first quarter of 2006.

Asset quality remained high at quarter-end, with nonperforming loans of $2.0 million at March 31, 2007, representing only .20% of period-end loans, but up from the ratio of .12% one year earlier. This compared favorably with the ratio for our peer group at December 31, 2006 which was .56%. Nonperforming assets were $2.3 million at March 31, 2007, representing only .15% of assets, but up modestly from .09% one year earlier. Net loan losses for the first quarter of 2007, expressed as an annualized percentage of average loans outstanding, were a very low .03% compared to .11% for the first quarter of 2006. Arrow's allowance for loan losses amounted to $12.3 million at March 31, 2007, which represented 1.21% of loans outstanding.

The low level of non-performing assets and charge-offs are an indication of the high quality of loans in our loan portfolio. We believe that our conservative underwriting standards have worked well for our shareholders over the long-term. Recent industry headlines have focused on sub-prime consumer real estate lending. We have not engaged in this activity, as reflected in our strong asset quality ratios.

As of March 31, 2007, assets under trust administration and investment management were $926.0 million. The increase of $65.2 million, or 7.6%, from March 31, 2006, led to a $150 thousand increase in income from fiduciary activities. These assets include the North Country Funds, advised exclusively by our subsidiary, North Country Investment Advisors, Inc., which reached a record balance of $187 million at quarter-end. We also experienced a $78 thousand increase in fees for other services to customers and a $79 thousand increase in commission income from group health and life insurance sales by our insurance subsidiary, Capital Financial Group, Inc.

Deposit balances at March 31, 2007 were $1.204 billion, representing an increase of $34.2 million, or 2.9%, from the balance at March 31, 2006 of $1.170 billion. Loan balances reached $1.015 billion at March 31, 2007, representing an increase of $17.7 million, or 1.8%, from the balance at March 31, 2006. The relatively strong demand for commercial and commercial real estate credit that we experienced in 2005 and 2006 continued into the first quarter of 2007. The balance of commercial loans increased by $1.5 million from March 31, 2006 to March 31, 2007, offsetting the payoff primarily of one large commercial relationship in the first quarter of 2007. Residential real estate loans increased $27.2 million, or 7%, from the March 31, 2006 balance of $388.4 million. The balance of other consumer loans, primarily indirect automobile loans, decreased $10.8 million from the March 31, 2006 level as we elected not to compete aggressively with the extremely low rates offered by automobile manufacturers during 2006. However, since year-end 2006, indirect loan balances have risen slightly.

We have opened two new branches in 2007, situated strategically in the northern and southern regions of our market area. The new Glens Falls National Bank branch is located in South Plattsburgh, New York on the corner of U.S. Avenue and New York Road. On April 2, 2007 we also opened a new branch of Saratoga National Bank, located on Ballard Road in Wilton, New York, an area experiencing significant residential growth and business expansion. We continue to work vigorously to ensure that these investments made in our franchise allow us to prosper along with the customers in our region."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY serving the financial needs of northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc. and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. Examples are management's statements about future economic conditions and anticipated business developments. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the company's Annual Report on Form 10-K for the year ended December 31, 2006.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended March 31,	
	2007	2006
Income Statement		
Interest and Dividend Income	$20,816	$19,332
Interest Expense	9,614	7,850
Net Interest Income	11,202	11,482
Provision for Loan Losses	94	273
Net Interest Income After Provision for Loan Losses	11,108	11,209
Net Gain on Sales of Loans	5	43
Income From Fiduciary Activities	1,453	1,303
Fees for Other Services to Customers	1,882	1,804
Insurance Commissions	501	422
Other Operating Income	171	154
Total Other Income	4,012	3,726
Salaries and Employee Benefits	5,317	5,471
Occupancy Expenses of Premises, Net	812	805
Furniture and Equipment Expense	755	757
Amortization of Intangible Assets	106	117
Other Operating Expense	2,371	2,004
Total Other Expense	9,361	9,154
Income Before Taxes	5,759	5,781
Provision for Income Taxes	1,628	1,722
Net Income	$ 4,131	$ 4,059
Share and Per Share Data [1]		
Period End Shares Outstanding	10,492	10,655
Basic Average Shares Outstanding	10,564	10,669
Diluted Average Shares Outstanding	10,646	10,824
Basic Earnings Per Share	$ 0.39	$ 0.38
Diluted Earnings Per Share	0.39	0.38
Cash Dividends	0.24	0.23
Book Value	11.28	10.94
Tangible Book Value [2]	9.67	9.32
Key Earnings Ratios		
Return on Average Assets	1.10%	1.08%
Return on Average Equity	14.13	14.02
Return on Tangible Equity [2]	16.49	16.44
Net Interest Margin [3]	3.32	3.39

[1] **Share and Per Share** amounts have been restated for the September 2006 3% stock dividend.
[2] **Tangible Book Value and Tangible Equity** excludes intangible assets from total equity.
[3] **Net Interest Margin** includes a tax equivalent upward adjustment of 20 basis points in 2007 and 18 basis points in 2006.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

| | March 31, 2007 | | March 31, 2006 | |
	Period End	First Quarter Average	Period End	First Quarter Average
Balance Sheet				
Cash and Due From Banks	$ 36,691	$ 32,068	$ 27,177	$ 33,841
Federal Funds Sold	33,000	19,378	5,500	2,733
Securities Available-for-Sale	307,836	317,938	319,901	332,183
Securities Held-to-Maturity	107,366	108,117	111,010	114,744
Loans	1,014,592	1,010,585	996,922	999,560
Allowance for Loan Losses	(12,298)	(12,300)	(12,253)	(12,229)
Net Loans	1,002,294	998,285	984,669	987,331
Premises and Equipment, Net	16,172	15,786	15,949	15,957
Goodwill and Intangible Assets, Net	16,917	16,951	17,231	17,288
Other Assets	22,878	16,900	24,417	15,733
Total Assets	$1,543,154	$1,525,423	$1,505,854	$1,519,810
Demand Deposits	$ 184,094	$ 179,781	$ 177,747	$ 177,398
Nonmaturity Interest-Bearing Deposits	582,554	560,436	603,710	592,400
Time Deposits of $100,000 or More	174,282	182,254	148,060	153,730
Other Time Deposits	262,851	259,913	240,069	233,807
Total Deposits	1,203,781	1,182,384	1,169,586	1,157,335
Short-Term Borrowings	46,304	46,212	38,619	38,848
Federal Home Loan Bank Advances	135,000	133,778	145,000	167,168
Other Long-Term Debt	20,000	20,000	20,000	20,000
Other Liabilities	19,689	24,517	16,066	19,020
Total Liabilities	1,424,774	1,406,891	1,389,271	1,402,371
Common Stock	14,300	14,300	13,883	13,883
Surplus	151,282	151,235	139,794	139,732
Undivided Profits	19,218	18,298	22,981	22,118
Unallocated ESOP Shares	(2,042)	(923)	(862)	(869)
Accumulated Other Comprehensive Loss	(7,095)	(7,787)	(6,346)	(5,016)
Treasury Stock	(57,283)	(56,591)	(52,867)	(52,409)
Total Shareholders' Equity	118,380	118,532	116,583	117,439
Total Liabilities and Shareholders' Equity	$1,543,154	$1,525,423	$1,505,854	$1,519,810
Assets Under Trust Administration and Investment Management	$926,097		$860,904	
Capital Ratios				
Leverage Ratio	8.62%		8.39%	
Tier 1 Risk-Based Capital Ratio	12.96		12.65	
Total Risk-Based Capital Ratio	14.18		13.87	

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	March 31,	
	2007	2006
Loan Portfolio		
Commercial, Financial and Agricultural	$ 83,519	$ 81,997
Real Estate – Commercial	176,684	176,980
Real Estate – Residential	415,589	388,362
Indirect and Other Consumer Loans	338,800	349,583
Total Loans	$1,014,592	$996,922
Allowance for Loan Losses, First Quarter		
Allowance for Loan Losses, Beginning of Period	$12,278	$12,241
Loans Charged-off	(212)	(360)
Recoveries of Loans Previously Charged-off	138	99
Net Loans Charged-off	(74)	(261)
Provision for Loan Losses	94	273
Allowance for Loan Losses, End of Period	$12,298	$12,253
Nonperforming Assets		
Nonaccrual Loans	$1,782	$1,232
Loans Past Due 90 or More Days and Accruing	256	7
Total Nonperforming Loans	2,038	1,239
Repossessed Assets	107	107
Other Real Estate Owned	200	---
Total Nonperforming Assets	$2,345	$1,346
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, First Quarter Annualized	0.03%	0.11%
Provision for Loan Losses to Average Loans, First Quarter Annualized	0.04	0.11
Allowance for Loan Losses to Period-End Loans	1.21	1.23
Allowance for Loan Losses to Nonperforming Loans	603.43	988.94
Nonperforming Loans to Period-End Loans	0.20	0.12
Nonperforming Assets to Period-End Assets	0.15	0.09